Exhibit 99.2

Pyxis Tankers Announces Record Financial Results for the Three Months Ended June 30, 2022

Maroussi, Greece, August 8, 2022 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international pure play product tanker company, today announced its unaudited results for the three and six month periods ended June 30, 2022.

Summary

For the three months ended June 30, 2022, our Revenues, net were $16.1 million. For the same period, our time charter equivalent (“TCE”) revenues were $11.3 million, representing an increase of approximately $7.2 million or 173.2% over the comparable period in 2021. Our net income attributable to common shareholders for the three months ended June 30, 2022 was $4.6 million, representing an increase of $6.1 million from a loss of $1.5 million in the comparable period of 2021. For the second quarter of 2022, the income per share was $0.43 basic and $0.38 diluted compared to loss $0.16 (basic and diluted) for the same period in 2021. Our Adjusted EBITDA for the three months ended June 30, 2022 was $7.3 million, which represented an increase of $6.9 million over the comparable period in 2021. Please see “Non-GAAP Measures and Definitions” below.

On May 13, 2022, the Company implemented a one for four reverse stock split with Nasdaq’s intent of complying with the minimum bid price requirement, as further discussed below. The share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

Valentios Valentis, our Chairman and CEO commented:

“We are pleased to report record results of Revenue, net of $16.1 million and Net Income of $4.6 million for our second fiscal quarter in 2022. Starting this spring, historically low inventories of petroleum products coincided with the war in the Ukraine and expanding global demand, especially for transportation fuels, resulted in market dislocation, including arbitrage opportunities, ton-mile expansion of cargoes and substantially higher charter rates for product tankers. We have taken advantage of improving market conditions by continuing to employ our five Eco- MR’s under a mixed chartering strategy of short-term time charters and spot voyages. During the three months ended June 30, 2022, our daily TCE rate more than doubled to $26,270 compared to the same period in 2021. As of August 5th, 56.7% of the available days in Q3, 2022 for our MR’s were booked at an estimated average TCE of $30,500 per vessel, including three vessels contracted under short-term time charter at an average rate of $25,000 and two MR’s employed in the spot market at an average rate of $43,900.

While we continue to have a positive outlook based on the current environment and longer-term sector fundamentals, we do have concerns about the impact of rising global inflation, higher interest rates, possible recession and, of course, the ongoing war. For example, record high prices in mid-June for regular gasoline in the U.S. have subsequently led to an 3.5% decline in consumption by late July and a 13.5% reduction in the average price per gallon at the pump. However, U.S. refineries are currently running at approximately 93% utilization, 1.5 points higher than one year ago, in order to meet seasonal domestic demand and increased exports of diesel to Europe and Latin America.

Tanker values have risen significantly, increasing the value of our vessels, but also making potential acquisitions more expensive. It has become very challenging to develop opportunities for fleet expansion, especially for the purchase of modern eco-efficient MR’s. For example, based on strong near-term charter rate estimates, a leading research firm recently forecasted a further 20% appreciation in the price of a 5 year old MR to $40.2 million by the middle of next year. Consequently, we will continue to be very disciplined in allocating capital for any strategic transaction in order to maximize shareholder value. In the meantime, we expect to continue to use free cash flow to enhance our balance sheet.”

Results for the three months ended June 30, 2021 and 2022

For the three months ended June 30, 2022, we reported Revenues, net of $16.1 million, or 222.1% higher than $5.0 million in the comparable 2021 period. Our net income attributable to common shareholders was $4.6 million, or $0.43 basic and $0.38 diluted income per share, compared to a net loss of $1.5 million, or $0.16 basic and diluted loss per share, for the same period in 2021. The weighted average number of basic share count had increased by 1.3 million shares from the second quarter of 2021 to approximately 10.6 million common shares in the same period of 2022. The average daily MR TCE rate during the second quarter of 2022 was $26,270 or 107% higher than the $12,697 daily MR TCE rate for the same period in 2021, due to improved market conditions. During the second quarter of 2022, two of our MR’s were under short-term charters and three under spot voyages. Operating expenses and vessel management fees were comparatively higher in the first half of 2022 as a net result of the vessel additions in the second half of 2021, the “Pyxis Karteria” and “Pyxis Lamda”, which was offset by the two small tanker sales, the “Northsea Alpha” and “Northsea Beta” which were delivered to their buyer on January 28, 2022, and March 1, 2022, respectively. Our Adjusted EBITDA increased by $6.9 million to $7.3 million for the three months ended June 30, 2022.

Results for the six months ended June 30, 2021 and 2022

For the six months ended June 30, 2022, we reported Revenues, net of $23.0 million, an increase of $12.7 million, or 124.6%, from $10.2 million in the comparable period of 2021 primarily due to higher spot market rates. During the first half of 2022, two of our MR’s were contracted under short-term charters, two were employed in the spot market and one MR vessel contracted under short-term charter for 34 days and employed in the spot market for the rest of the period resulting in an overall MR daily TCE rate for our fleet of $19,814.

Our net income attributable to common shareholders for the six months ended June 30, 2022, was $0.9 million, or $0.09 per share (basic and diluted), compared to a net loss of $3.6 million, or a loss of $0.43 per share (basic and diluted) for the same period in 2021. Higher MR daily TCE rate of $19,814 and lower MR fleet utilization of 84.7% for our MR’s during the six months ended June 30, 2022, were compared to a MR daily TCE rate of $12,718 and MR fleet utilization of 99.3%, respectively, during the same period in 2021. Operating expenses and vessel management fees were comparatively higher in the first half of 2022 as a net result of the vessel additions of the “Pyxis Karteria” and “Pyxis Lamda” in the second half of 2021 offset from the sales of the two small tankers during the first part of 2022. Our Adjusted EBITDA of $6.6 million represented an increase of $5.4 million from $1.2 million for the same six month period in 2021.

	Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)	2021	2022	2021	2022

MR Revenues, net [1]	$3,559	$16,064	$7,106	$22,373
MR Voyage related costs and commissions [1]	(144)	(4,741)	(252)	(7,413)
MR Time charter equivalent revenues [1,2]	$3,415	$11,323	$6,854	$14,960

MR Total operating days [1]	269	431	539	755

MR Daily time charter equivalent rate [1,2]	$12,697	$26,270	$12,718	$19,814

1 “Northsea Alpha” and “Northsea Beta” which were sold on January 28, 2022 and March 1, 2022 respectively, have been excluded in the above table. Both vessels have been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the six months ended June 30, 2022, “Revenues, net” attributable to these vessels was $595 thousands and “Voyage related costs and commissions” was $389 thousands.

2 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2021 and 2022

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated financials presented below.

Revenues, net: Revenues, net of $16.1 million for the three months ended June 30, 2022, represented an increase of $11.1 million, or 222.1%, from $5.0 million in the comparable period of 2021 as a result of significantly higher charter rates and higher spot employment for our MR’s, a 249-day increase in spot operating days, from nil days during the same period in 2021. This increase in Revenues, net was partially offset by a decrease of 3.8% in fleet utilization from 98.5% in the same period of 2021 to 94.7% for the three months ended June 30, 2022. In the second quarter of 2022, our MR daily TCE rate for our fleet was $26,270, a $13,573 per day increase from the same in 2021 period as a combined result of the improvement in charter rates and the $3.9 million increase in the voyage related costs and commissions discussed below.

Voyage related costs and commissions: Voyage related costs and commissions of $4.7 million in the second quarter of 2022, represented an increase of $3.9 million, or 463.0%, from $0.8 million in the same period of 2021. This increase was substantially due to the 249-day increase in our MR’s spot employment as well as significantly higher bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.0 million for the three months ended June 30, 2022, represented an increase of $0.1 million, or 4.2%, compared to the same period in 2021 which was mainly attributed to the addition of the “Pyxis Karteria” and “Pyxis Lamda” to our fleet in the second half of 2021, partially offset by the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter of 2022. Fleet ownership days for the three months ended June 30, 2022 and 2021 was 455 days for both periods.

General and administrative expenses: General and administrative expenses of $0.7 million for the quarter ended June 30, 2022 were 20.5% higher than the same period in 2021 primarily due to higher professional fees.

Management fees: For the three months ended June 30, 2022, management fees were paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, overall increased by 13.1% from $0.3 million to $0.4 million as a result of the vessel additions in our fleet and the increase in the daily management fee paid to Maritime which increases annually in line with the inflation in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended June 30, 2022, remained flat compared to the same period in 2021.

Depreciation: Depreciation of $1.5 million for the quarter ended June 30, 2022, increased by $0.4 million or 37.9% compared to $1.1 million in the same period of 2021. The increase was attributed to the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” after the second half of 2021 partly offset by the seizure of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021.

Gain from financial derivative instruments: During the three months ended June 30, 2022, we recorded a gain from financial derivative instruments amounted to $0.1 million related to the valuation of the interest rate cap purchased in July 2021, for the amount of $9.6 million at a cap rate of 2% with a termination date of July 8, 2025.

Interest and finance costs, net: Interest and finance costs, net, for the quarter ended June 30, 2022, were $1.0 million, compared to $0.6 million in the comparable period in 2021, an increase of $0.3 million, or 56.8%. This increase was primarily attributable to higher debt balances accompanying the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” after the second quarter of 2021 and higher LIBOR rates paid on all the floating rate bank debt.

3

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2021 and 2022

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited interim consolidated financials presented below.

Revenues, net: Revenues, net of $23.0 million for the six months ended June 30, 2022, represented an increase of $12.7 million, or 124.6%, from $10.2 million in the comparable period of 2021 as a result of significantly higher spot market rates and greater spot employment for our MR’s, a 377-day increase in spot operating days, from 4 days during the same period in 2021. The increase in Revenues, net was partially offset by a decrease of 14.6% in fleet utilization from 99.3% in the same period of 2021 to 84.7% for the six months ended June 30, 2022. In the first half of 2022, our MR daily TCE rate for our fleet was $19,814, a $7,096 per day increase from the same 2021 period as a result of the improvement in charter rates and the $6.0 million increase in the voyage related costs and commissions discussed below.

Voyage related costs and commissions: Voyage related costs and commissions of $7.8 million for the six months ended June 30, 2022, represented an increase of $6.0 million, or 332.5%, from $1.8 million in the same period in 2021. For the six months ended June 30, 2022, our MRs were on spot charters for 381 days in total, compared to 4 days for the respective period in 2021. This higher spot chartering activity for our MRs contribute higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $6.3 million for the six months ended June 30, 2022, represented a $1.0 million or 18.4% increase compared to $5.3 million for the six months ended June 30, 2021. This increase mainly attributed to the addition of the “Pyxis Karteria” and “Pyxis Lamda” to our fleet in the second half of 2021, partially offset by the sales of “Northsea Alpha” and “Northsea Beta” which occurred during the first quarter, 2022. Fleet ownership days for the six months ended June 30, 2022 was 991 days compared to 901 days for the same period in 2021.

General and administrative expenses: General and administrative expenses of $1.3 million for the six months ended June 30, 2022, represented an increase of 7.0%, from the comparable period in 2021, due to timing of certain incurred costs.

Management fees: For the six months ended June 30, 2022, management fees payable to Maritime and ITM of $0.9 million in the aggregate, represented an increase of $0.2 million compared to the six months ended June 30, 2021, as a result of the vessel additions in our fleet and the increase in the daily management fee paid to Maritime which increases annually in line with the inflation in Greece.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the six months ended June 30, 2022, remained flat compared to the same period in 2021.

Depreciation: Depreciation of $3.0 million for the six months ended June 30, 2022, increased by $0.8 million or 37.8% compared to $2.2 million in the comparable period of 2021. The increase was attributed to the acquisition of vessels “Pyxis Karteria” and “Pyxis Lamda” after the second quarter of 2021 partly offset by the seizure of depreciation for vessels “Northsea Alpha” and “Northsea Beta” which were classified as held for sale at the end of 2021.

Loss from the sale of vessels, net: During the six months ended June 30, 2022, we recorded a non-recurring loss from the sale of the “Northsea Alpha” and “Northsea Beta” of $0.5 million related to the reposition costs for the delivery of the vessels to their buyer on January 28, 2022 and March 1, 2022, respectively. No such expense was recorded for the comparable period in 2021.

Loss from debt extinguishment: In the first six months of 2022, we recorded a loss from debt extinguishment of approximately $34,000 reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayment of the “Northsea Alpha” and “Northsea Beta” loans during the first quarter of 2022. For the six months ended June 30, 2021 we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of the remaining unamortized balance of deferred financing costs, both of which were associated with the loan on the “Pyxis Epsilon” that was refinanced at the end of the first quarter in 2021.

Gain from financial derivative instruments: During the six months ended June 30, 2022, we recorded a gain from financial derivative instruments amounted to $0.3 million related to the valuation of the interest rate cap purchased in July 2021, for the amount of $9.6 million. No such income or expense was recorded for the comparable period in 2021.

Interest and finance costs, net: Interest and finance costs, net, was $1.8 million for both the six months ended June 30, 2022 and 2021. Higher funded debt accompanying the acquisition of the “Pyxis Karteria” and “Pyxis Lamda” was offset by lower weighted average interest rate of 4.3% compared to 5.9% for the same period in 2021.

4

Unaudited Interim Consolidated Statements of Comprehensive Income/Loss

For the three months ended June 30, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended June 30,
	2021	2022

Revenues, net	$4,986	$16,062

Expenses:
Voyage related costs and commissions	(843)	(4,745)
Vessel operating expenses	(2,834)	(2,952)
General and administrative expenses	(584)	(704)
Management fees, related parties	(151)	(183)
Management fees, other	(193)	(206)
Amortization of special survey costs	(102)	(90)
Depreciation	(1,103)	(1,521)
Allowance for credit losses	(9)	(4)
Operating income / (loss)	(833)	5,657

Other expenses:
Gain from financial derivative instrument	—	86
Interest and finance costs, net	(609)	(955)
Total other expenses, net	(609)	(869)

Net income / (loss)	$(1,442)	$4,788

Dividend Series A Convertible Preferred Stock	(68)	(218)

Net income / (loss) attributable to common shareholders	$(1,510)	$4,570

Income / (loss) per common share, basic	$(0.16)	$0.43
Income / (loss) per common share, diluted	$(0.16)	$0.38

Weighted average number of common shares, basic	9,348,412	10,613,424
Weighted average number of common shares, diluted	9,348,412	12,641,229

5

Unaudited Interim Consolidated Statements of Comprehensive Income/ Loss

For the six months ended June 30, 2021 and 2022

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six months ended June 30,
	2021	2022

Revenues, net	$10,228	$22,968

Expenses:
Voyage related costs and commissions	(1,804)	(7,802)
Vessel operating expenses	(5,342)	(6,324)
General and administrative expenses	(1,226)	(1,312)
Management fees, related parties	(300)	(394)
Management fees, other	(387)	(516)
Amortization of special survey costs	(203)	(175)
Depreciation	(2,194)	(3,024)
Bad debt provisions	—	(50)
Allowance for credit losses	(9)	(4)
Loss from the sale of vessels, net	—	(466)
Operating income / (loss)	(1,237)	2,901

Other expenses, net:
Loss from debt extinguishment	(458)	(34)
Gain from financial derivative instruments	—	320
Interest and finance costs, net	(1,750)	(1,829)
Total other expenses, net	(2,208)	(1,543)

Net income / (loss)	$(3,445)	$1,358

Dividend Series A Convertible Preferred Stock	(153)	(449)

Net income / (loss) attributable to common shareholders	$(3,598)	$909

Income / (loss) per common share, basic and diluted	$(0.43)	$0.09
Weighted average number of common shares, basic and diluted	8,332,033	10,613,424

6

Consolidated Balance Sheets

As of December 31, 2021 and June 30, 2022 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2021	June 30, 2022
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,180	$3,636
Restricted cash, current portion	944	355
Inventories	1,567	3,466
Trade accounts receivable, net	1,716	5,265
Vessels held-for-sale	8,509	—
Prepayments and other current assets	186	284
Insurance claim receivable	—	1,933
Total current assets	19,102	14,939

FIXED ASSETS, NET:
Vessels, net	119,724	117,255
Total fixed assets, net	119,724	117,255

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,750	2,250
Financial derivative instrument	74	394
Deferred dry dock and special survey costs, net	912	929
Total other non-current assets	3,736	3,573
Total assets	$142,562	$135,767

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$11,695	$5,867
Trade accounts payable	3,084	5,590
Due to related parties	6,962	5,659
Accrued and other liabilities	1,089	910
Total current liabilities	22,830	18,026

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	64,880	61,967
Promissory note	6,000	6,000
Total non-current liabilities	70,880	67,967

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2021 and June 30, 2022)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,613,424 shares issued and outstanding as at December 31, 2021 and June 30, 2022, respectively)	42	42
Additional paid-in capital	111,840	111,840
Accumulated deficit	(63,030)	(62,108)
Total stockholders’ equity	48,852	49,774
Total liabilities and stockholders’ equity	$142,562	$135,767

7

Unaudited Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2021 and 2022

(Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2021	2022
Cash flows from operating activities:
Net income / (loss)	$(3,445)	$1,358
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,194	3,024
Amortization and write-off of special survey costs	203	175
Allowance for credit losses	9	4
Amortization and write-off of financing costs	111	155
Loss from debt extinguishment	458	34
Gain from financial derivative instruments	—	(320)
Bad debt provisions	—	50
Issuance of common stock under the promissory note	55	—
Changes in assets and liabilities:
Inventories	(807)	(1,899)
Due to related parties	1,710	1,691
Trade accounts receivable, net	151	(3,602)
Prepayments and other assets	(39)	(98)
Insurance claim receivable	—	(1,933)
Special survey cost	—	(445)
Trade accounts payable	(1,322)	2,759
Hire collected in advance	(726)	—
Accrued and other liabilities	322	(179)
Net cash provided by / (used in) operating activities	$(1,126)	$774

Cash flow from investing activities:
Proceeds from the sale of vessel, net	—	8,509
Payments for vessel acquisition	(3,008)	(2,995)
Ballast water treatment system installation	(153)	(555)
Net cash provided by / (used in) investing activities	$(3,161)	$4,959

Cash flows from financing activities:
Proceeds from long-term debt	17,000	—
Repayment of long-term debt	(25,990)	(8,930)
Gross proceeds from issuance of common stock	25,000	—
Common stock offering costs	(1,774)	—
Proceeds from conversion of warrants into common shares	202	—
Repayment of promissory note	(1,000)	—
Payment of financing costs	(388)	—
Preferred stock dividends paid	(151)	(436)
Net cash (used in) / provided by financing activities	$12,899	$(9,366)

Net increase in cash and cash equivalents and restricted cash	8,612	(3,633)
Cash and cash equivalents and restricted cash at the beginning of the period	4,037	9,874
Cash and cash equivalents and restricted cash at the end of the period	$12,649	$6,241

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,781	$1,722
Unpaid portion of Ballast water treatment system installation	21	—
Non-cash financing activities-issuance of common stock under the promissory note	1,112	—
Unpaid portion for common stock offering costs and financing cost	131	—

8

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of June 30, 2022, we were required to maintain a minimum liquidity of $2.25 million. Total cash and cash equivalents, including the minimum liquidity amount and the retention account of $0.35 million for one of our loans, aggregated $6.2 million as of June 30, 2022.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31, 2021	June 30, 2022
		(unaudited)
Funded debt, net of deferred financing costs	$76,575	$67,834
Promissory Note - related party	6,000	6,000
Total funded debt	$82,575	$73,834

Our weighted average interest rates on our total funded debt for the three and six month periods ended June 30, 2022 were 4.6% and 4.3%, respectively.

Following the Company’s Annual Shareholder Meeting of May 11, 2022, the board of directors of the Company approved the implementation of a reverse-split of our Common Shares at the ratio of one share for four existing Common Shares, effective May 13, 2022 (the “Reverse Stock Split”). Following the Reverse Stock Split, our Common Shares continued trading on the Nasdaq Capital Markets under its existing symbol, “PXS”, with a new CUSIP number, 71726130. The payment for fractional share interests in connection with the Reverse Stock Split reduced the outstanding Common Shares to 10,613,424 post-Reverse Stock Split. The Reverse Stock Split was undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Common Shares on the Nasdaq Capital Markets. Furthermore, following the Reverse Stock Split, (a) the Conversion Price, as defined in the Certification of Designation of the Company’s 7.75% Series A Cumulative Convertible Preferred Shares (NASDAQ Cap Mkts: PXSAP), was adjusted from $1.40 to $5.60 and (b) the Exercise Price, as defined in the Company’s Warrants to purchase Common Shares (NASDAQ Cap Mkts: PXSAW), was adjusted from $1.40 to $5.60. All the share and per share information for all periods presented has been adjusted to reflect the one for four Reverse Stock Split.

On June 30, 2022, we had a total of 10,613,424 common shares (the “Common Shares”) issued and outstanding of which Mr. Valentis beneficially owned 54.0%.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain or loss from debt extinguishment, gain or loss on sale of vessel, gain or loss from financial derivative instruments and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

9

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Interim Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars)	2021	2022	2021	2022
Reconciliation of Net loss to Adjusted EBITDA

Net income / (loss)	$(1,442)	$4,788	$(3,445)	$1,358

Depreciation	1,103	1,521	2,194	3,024

Amortization of special survey costs	102	90	203	175

Interest and finance costs, net	609	955	1,750	1,829

EBITDA	$372	$7,354	$702	$6,386

Loss from debt extinguishment	—	—	458	34

Gain from financial derivative instrument	—	(86)	—	(320)

Loss from the sale of vessels, net	—	—	—	466

Adjusted EBITDA	$372	$7,268	$1,160	$6,566

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

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Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended June 30,		Six months ended June 30,
		2021	2022	2021	2022
Eco-Efficient MR2: (2022: 4 vessels)
(2021: 2 vessels)	Daily TCE :	13,280	21,070	13,481	16,893
	Opex per day:	6,697	6,181	6,511	6,489
	Utilization % :	97.8%	94.0%	98.9%	84.5%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	11,555	46,251	11,207	31,123
	Opex per day:	6,604	8,196	6,632	7,974
	Utilization % :	100.0%	97.8%	100.0%	85.6%
Fleet: (2021: 5 vessels) *
(2020: 3 vessels) *	Daily TCE :	12,697	26,270	12,718	19,814
	Opex per day:	6,665	6,584	6,551	6,786
	Utilization % :	98.5%	94.7%	99.3%	84.7%

As of June 30, 2022 our fleet consisted of four eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria” and “Pyxis Epsilon”, and one eco-modified MR2, “Pyxis Malou”. During 2021 and 2022, the vessels in our fleet were employed under time and spot charters.

* a) On December 20, 2021, we took delivery from a related party the “Pyxis Lamda”, a 50,145 dwt medium range product tanker built in 2017 at SPP Shipbuilding in South Korea. After her first special survey, the “Pyxis Lamda” launched commercial employment in early January, 2022. For 2021, the vessel contributed nil available days, and, consequently, voyage and related costs of $10 have been excluded from the above data.

b) “Pyxis Karteria” was acquired on July 15, 2021 and commenced commercial activities at that time.

c) Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for approximately 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded in the table calculations for the six months ended June 30, 2022 and the comparative period.

d) In February, 2022, the Pyxis Epsilon experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March, 2022.

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Conference Call and Webcast

Today, Monday, August 8, 2022, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should register at Pyxis Tankers Earnings Call Registration. All registrants will receive dial-in information and a PIN allowing them to access the live call. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 15, 2022. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events & Presentations under our Investor Relations page.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 15, 2022. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events & Presentations under our Investor Relations page.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://events.q4inc.com/attendee/526524341

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, including the conference call and Webcast information, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of August 5, 2022)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Pyxis Lamda (2)	SPP / S. Korea	MR	50,145	2017	Time	$31,000	Aug 2022
Pyxis Epsilon (3)	SPP / S. Korea	MR	50,295	2015	Time	34,000	Sep 2022
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Karteria (4)	Hyundai / S. Korea	MR	46,652	2013	Time	23,750	Sep 2022
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a

			249,554

1)	Charter rates are gross and do not reflect any commissions payable.
2)	“Pyxis Lamda” is fixed on a time charter for 70 days, +/- 15 days at $15,250 per day with charterer’s option of additional min 70, max 180 days +/- 15 days at $15,700 per day up to Aug 4th and at $31,000 per day up to Aug 16th.
3)	“Pyxis Epsilon” is fixed on a time charter for min 60, max 120 days at $34,000 per day.
4)	“Pyxis Karteria” is fixed on a time charter for min 75, max 130 days at $23,750 per day.

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Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 or any variant thereof, or the war in the Ukraine, on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2021 and our other filings with the Securities and Exchange Commission. The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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